SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s Raises PLDT’s Local Currency Corporate Family Rating to Ba1; Outlook Positive”.

December 23, 2005

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) attached thereto entitled “Moody’s Raises PLDT’s Local Currency Corporate Family Rating to Ba1; Outlook Positive”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

December 23, 2005

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a press release issued by Moody’s Investors Service (Moody’s) attached thereto entitled “Moody’s Raises PLDT’s Local Currency Corporate Family Rating to Ba1; Outlook Positive”.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  December 23, 2005

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s Raises PLDT’s Local Currency Corporate Family Rating to Ba1; Outlook Positive”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: December 23, 2005

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

MOODY'S RAISES PLDT's LOCAL CURRENCY CORPORATE FAMILY RTG TO Ba1

2005-12-22 02:24 (New York)

Sydney Hong Kong

Charles F. Macgregor Clara Lau

VP - Senior Credit Officer Senior Vice President

Corporate Finance Group Corporate Finance Group

Moody's Investors Service Pty Moody's Asia Pacific Ltd.

Ltd

JOURNALISTS: (612) 9270-8102 JOURNALISTS: (852) 2916-1150

SUBSCRIBERS: (612) 9270-8100 SUBSCRIBERS: (852) 2916-1121

MOODY'S RAISES PLDT's LOCAL CURRENCY CORPORATE FAMILY RATING TO Ba1;

OUTLOOK POSITIVE

Approximately US$1 billion of Debt Securities Affected.

Sydney, December 22, 2005 -- Moody's Investors Service today upgraded the long-term ratings of Philippine Long Distance Company (PLDT). The upgrade reflects ongoing improvements in PLDT's financial profile as it continues to enjoy healthy free cash generation and reduces its debt load. At the same time Moody's withdrew PLDT's preferred stock ratings following conversion of rated stock in December 2005. The rating outlook on the local currency rating is positive, while on the foreign currency rating it is negative, reflecting the sovereign outlook.

The ratings upgraded are:

Local Currency Corporate Family Rating to Ba1 from Ba2

Foreign Currency Senior Unsecured Rating to Ba2 from Ba3

The ratings withdrawn are:

Foreign Currency Preferred Stock Rating of B1

Foreign Currency Preferred Stock Shelf Rating of (P)B1

Moody's notes the Ba1 local currency rating is principally driven by

PLDT's position as the largest telecommunications operator in the

Philippines, its strengthening financial profile and its free cash flow generative status. The rating also considers the effective industry duopoly prevailing in the Philippines and the rise in barriers against competitors, given the network and marketing strengths of the incumbents.

On the other hand, the rating factors in the risks associated with the political and economic uncertainty evident in the Philippines. Notably,

any deterioration in the political environment or changes in the regulatory regime could impact PLDT's operating profile and/or tax base that could impair prospects for continued growth and, at the margin,

impact PLDT's financial profile. PLDT's continues to be exposed the challenges of servicing foreign currency debt obligations with cash flow primarily denominated in Pesos, albeit this risk has diminished with lower levels of debt and higher effective hedging of exposure - now over

50% of debt is covered.

Moody's commented that should Smart's debt increase from its current level of 26% of PLDT's total consolidated debt, there is a possibility that structural subordination could become an issue for the ratings, although this would be a function of debt and cash flows at various entities at any given time.

Moody's notes that up to five 3G licences may be awarded in the

Philippines the next six months. There is unlikely to be an upfront fee;

rather, licencees will be required to have an operable service offering within 12 months and a ubiquitous offering within five years. It is likely that the current players will be awarded licences and continue to dominate the market. PLDT expects capex to rise to around P20-25 billion per annum. This would encompass both 3G buildout and upgrading of fixed line network to an all IP network. Moody's expects that PLDT will continue to generate strong free cash flows notwithstanding the increases in capex and dividends.

PLDT's current foreign currency senior unsecured debt rating of Ba2 is above the Philippines' foreign currency country ceiling of B1. The foreign currency senior unsecured debt rating incorporates convertibility risk, which is the likelihood of the government declaring a debt moratorium to counter a foreign currency crisis. Moody's views foreign currency bonds subject to international law as less likely to be subject to a debt moratorium than foreign currency obligations subject to local law.

The ratings outlook for the local currency corporate family rating is positive as a result of PLDT's strong and stable free cash flow and reducing debt. PLDT currently enjoys a healthy financial and operating risk profile, and downward pressure on the rating is not expected. Event risk is, however, apparent due to sovereign-related issues that could manifest in changes in either tax or regulatory environments.

Moody's notes the rating could experience upward pressure if there are no adverse developments with the issuance of 3G licences and the regulatory environment remains stable. There could also be upward pressure should PLDT continue to strengthen its profile through increasing profitability and decreasing debt, such that the ratio of Adj. Debt to Adj. EBITDA falls below 1.5x on a sustainable basis while achieving a ratio of FFO+Interest/Interest ratio of above 5.5x.

The foreign currency ratings have a negative outlook and would be downgraded should the Philippines' foreign currency country ceiling of B1 be downgraded.

Philippine Long Distance Company, based in Manila, Republic of

Philippines, is that country's leading provider of integrated telecommunication services.

Copyright 2005, Moody's Investors Service, Inc. and/or its licensors including

Moody's Assurance Company, Inc. (together, "MOODY'S"). All rights reserved.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY COPYRIGHT LAW AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY'S PRIOR WRITTEN CONSENT. All information contained herein is obtained by MOODY'S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, such information is provided "as is" without warranty of any kind and MOODY'S, in particular, makes no representation or warranty, express or implied, as to the accuracy, timeliness, completeness, merchantability or fitness for any particular purpose of any such information. Under no circumstances shall MOODY'S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY'S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY'S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The credit ratings and financial reporting analysis observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY'S IN ANY FORM OR MANNER WHATSOEVER. Each rating or other opinion must be weighed solely as one factor in any investment decision made by or on behalf of any user of the information contained herein, and each such user must accordingly make its own study and evaluation of each security and of each issuer and guarantor of, and each provider of credit support for, each security that it may consider purchasing, holding or selling. MOODY'S hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MOODY'S have, prior to assignment of any rating, agreed to pay to MOODY'S for appraisal and rating services rendered by it fees ranging from $1,500 to $2,400,000. Moody's Corporation (MCO) and its wholly-owned credit rating agency subsidiary, Moody's Investors Service (MIS), also maintain policies and procedures to address the independence of MIS's ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually on Moody's website at www.moodys.com under the heading "Shareholder Relations – Corporate Governance - Director and Shareholder Affiliation Policy."

Moody's Investors Service Pty Limited does not hold an Australian financial services licence under the Corporations Act. This credit rating opinion has been prepared without taking into account any of your objectives, financial situation or needs. You should, before acting on the opinion, consider the appropriateness of the opinion having regard to your own objectives, financial situation and needs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: December 23, 2005